

Mail Stop 3030

August 3, 2017

Via E-mail
Alexander Bradley
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

> **Re:** **First Solar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed July 28, 2017**
> **File No. 001-33156**

Dear Mr. Bradley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Construction of Some of the World's Largest PV Solar Power Systems, page 51

1. Tell us why you refer to the California Flats, Rosamond, and Sun Streams projects as contracted projects since you include these projects in the table for projects not sold/not contracted rather than the table for projects sold/under contract.

Item 8. Financial Statements

Consolidated Statements of Operations, page 81

2.   Please classify the amount of your goodwill impairment losses as a separate line item in the income statement consistent with ASC 350-20-45-2 in future filings.

Note 2. Summary of Significant Accounting Policies

Asset Impairments, page 87

3.   Tell us the carrying value of the German and Vietnam manufacturing plants, how you valued the plants under the held for sale model under ASC 360-10-35, and how you considered ASC 360-10-35-44 when you changed your plans for the Vietnam plant.

Product Warranties, page 91

4.   Tell us whether your transition to Series 6 modules will impact your ability to provide compatible replacement modules and potentially expose you to liabilities beyond the limitations of your module warranties as discussed on page 28.

Note 4. Restructuring and Asset Impairments

Other Goodwill Impairments, page 98

5.   Tell us the facts and circumstances that led to the impairment of your systems reporting unit goodwill. Please disclose the information required by ASC 350-20-50-2 in future filings.

Note 16. Commitments and Contingencies

Product Warranties, page 123

6.   Tell us why you changed the percentage estimate used to determine your warranty liability for modules from 3% to the range of 1% to 3%.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Item 1. Financial Statements

Note 2. Summary of Significant Accounting Policies, page 7

7.   Tell us your significant payment terms and how the timing of satisfaction of performance obligations relates to the timing of payment and the effect on the contract asset and liability balances. Disclose the information required by ASC 606-10-50-9 and 50-12(b) in future filings.

Revenue Recognition – Solar Power Systems Sales and/or Engineering, Procurement and Construction Services, page 8

8.   We note your disclosure that your solar power system sales include performance guarantees that represent a form of variable consideration and are recognized as adjustments to revenue. Please help us better understand your accounting for these potential bonus payments and/or liquidated damages. In this regard, based on your disclosure, it is unclear to us whether these amounts are included as part of your estimate of your transaction price at the outset of the arrangement and then reassessed at the end of each reporting period. Refer to ASC 606-10-32-5 through 32-10 and ASC 606-10-32-14.

9.   Please help us better understand how you reflect consideration in the form of a non-controlling interest as part of your transaction price. In this regard, clarify for us which amounts are included in your estimate of fair value at contract inception and why any profit associated with the non-controlling interest is deferred. Refer to ASC 606-10-32-21 through 32-24.

10.   Revise future filings to disclose why for performance obligations that you satisfy over time the method used provides a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Systems Project Pipeline, page 54

11.   Tell us why you did not remove the Luz del Norte project from the table since you intend to hold this asset for several years and you may remove projects from the table if you decide to temporarily own and operate a project.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kate Tillan at (202) 551-3604 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also contact me at (202) 551-3676.

Sincerely,

/s/ Gary Todd for

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Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery